INCOME STATEMENT					
	2017				
Operating Income					
Sales	1,148,955				
Less Returns	(144,995)				
Net Sales	1,003,960				
Cost of Sales - Goods	463,422				
Gross Profit	540,538				
Operating Expense					
Salaries	375,454				
Shipping and Freight	85,346				
Merchant Fees	115,854				
General and Administrative	157,705				
Rent	188,005				
Research and Development	27,521				
Advertising	96,171				
Travel	2,655				
Total Operating Expense	1,048,711				
Net Income from Operations	(508,172)				
Other Income (Expense)					
Other Income	200				
Interest Expense	118,404				
State and Local Taxes	850				
Net Income	(627,226)				